UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)

Southern Missouri Bancorp, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

843380 10 6

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 843380 10 6

1	NAME OF REPORTING PERSON Southern Missouri Bank and Trust Co. Employee Stock Ownership Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Not Applicable

NUMBER OF	5	SOLE VOTING POWER
SHARES		-0-
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		157,174
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		157,174
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,174
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12	TYPE OF REPORTING PERSON EP

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CUSIP NO. 843380 10 6

1	NAME OF REPORTING PERSON Southern Missouri Bank & Trust Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF	5	SOLE VOTING POWER
SHARES		-0-
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		157,174
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		157,174
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,174
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12	TYPE OF REPORTING PERSON BK

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CUSIP NO. 843380 10 6

1	NAME OF REPORTING PERSON Rebecca J. Brooks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER
SHARES		-0- (as Trustee of ESOP)
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		157,174 (as Trustee of ESOP)
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		157,174 (as Trustee of ESOP)
	8	SHARED DISPOSITIVE POWER -0- (as Trustee of ESOP)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,174 (as Trustee of ESOP)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12	TYPE OF REPORTING PERSON IN

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CUSIP NO. 843380 10 6

1	NAME OF REPORTING PERSON L. Douglas Bagby
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER
SHARES		-0- (as Trustee of ESOP)
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		157,174 (as Trustee of ESOP)
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		157,174 (as Trustee of ESOP)
	8	SHARED DISPOSITIVE POWER -0- (as Trustee of ESOP)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,174 (as Trustee of ESOP)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12	TYPE OF REPORTING PERSON IN

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CUSIP NO. 843380 10 6

1	NAME OF REPORTING PERSON Samuel H. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER
SHARES		-0- (as Trustee of ESOP)
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		157,174 (as Trustee of ESOP)
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		157,174 (as Trustee of ESOP)
	8	SHARED DISPOSITIVE POWER -0- (as Trustee of ESOP)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,174 (as Trustee of ESOP)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12	TYPE OF REPORTING PERSON IN

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ITEM 1(a)	Name of Issuer: Southern Missouri Bancorp, Inc. (the "Corporation")
ITEM 1(b)	Address of Issuer's Principal Executive Offices: 531 Vine Street, Poplar Bluff, MO 63901
ITEM 2(a)	Names of Persons Filing:

Southern Missouri Bank and Trust Co. Employee Stock Ownership Plan (the "ESOP").

Southern Missouri Bank and Trust Co., Rebecca J. Brooks, L. Douglas Bagby and Samuel H. Smith (the "Trustees"), the trustees of the ESOP. The Trustees may also be deemed to beneficially own the shares held by the ESOP.

ITEM 2(b)	Address of Principal Business Office or, if none, Residence:

The business address of the ESOP is:

531 Vine Street, Poplar Bluff, MO 63901

The Trustees' business address is:

531 Vine Street, Poplar Bluff, MO 63901

ITEM 2(c)	Citizenship:

Southern Missouri Bank and Trust Co. is a trust company with banking powers organized under the laws of Missouri. Rebecca J. Brooks, L. Douglas Bagby and Samuel H. Smith are citizens of the United States.

ITEM 2(d)	Title of Class of Securities: Common stock, par value $.01 per share (the "Common Stock").
ITEM 2(e)	CUSIP Number: 843380 10 6
ITEM 3	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b)or (c), check whether the person filing is:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	[X]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

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ITEM 4	Ownership:

The ESOP holds an aggregate of 157,174  shares of Common Stock (7.3% of the outstanding shares), all of which have been allocated to participant accounts. Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustees as to the voting of the shares allocated to their ESOP accounts. The ESOP has shared voting power and sole dispositive power with respect to all of the shares shares held by it.

The Trustees may be deemed to beneficially own the 157,174  shares held by the ESOP. However, the Trustees expressly disclaim beneficial ownership of all of such shares.

Other than the shares held by the ESOP (of which the Trustees expressly disclaim beneficial ownership), below is the beneficial ownership of the individual Trustees of shares of common stock of the issuer:

Individual Trustee	Beneficial Ownership
Rebecca J. Brooks	6,250(1)
L. Douglas Bagby	13,800(2)
Samuel H. Smith	85,054
_________________________ (1) Includes 3,000 shares underlying currently exercisable stock options. (2) Includes 10,000 shares underlying currently exercisable stock options.

ITEM 5	Ownership of Five Percent or Less of a Class: Not Applicable.
ITEM 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.
ITEM 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.
ITEM 8	Identification and Classification of Members of the Group: Not Applicable.
ITEM 9	Notice of Dissolution of Group: Not Applicable.

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ITEM 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUTHERN MISSOURI BANK AND TRUST CO. EMPLOYEE STOCK OWNERSHIP PLAN
Date: February 14, 2008	By: Southern Missouri Bank and Trust Co., as Trustee By: /s/ Greg A. Steffens Greg A. Steffens President
Date: February 14, 2008	By: /s/ Rebecca J. Brooks Name: Rebecca J. Brooks Title: Trustee
Date: February 14, 2008	By: /s/ L. Douglas Bagby Name: L. Douglas Bagby Title: Trustee
Date: February 14, 2008	By: /s/ Samuel H. Smith Name: Samuel H. Smith Title: Trustee

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February 14, 2008

Southern Missouri Bank and Trust Co.
Employee Stock Ownership Plan
531 Vine Street
Poplar Bluff, MO 63901

Dear Sir/Madam:

This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

Sincerely,

SOUTHERN MISSOURI BANK AND TRUST CO., as Trustee

By: /s/ Greg A. Steffens Greg A. Steffens President

By: /s/ Rebecca J. Brooks Name: Rebecca J. Brooks Title: Trustee	By: /s/ L. Douglas Bagby Name: L. Douglas Bagby Title: Trustee
By: /s/ Samuel H. Smith Name: Samuel H. Smith Title: Trustee

End.